Ballard Power Systems Inc.

News Release

Ballard Reports First Quarter 2011 Results

For Immediate Release – May 2, 2011

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) today announced its consolidated financial results for the first quarter ended March 31, 2011. All amounts are in U.S. dollars unless otherwise noted and have been prepared in accordance with International Financial Reporting Standards (IFRS).1

John Sheridan, President and CEO said, “Ballard’s first quarter results, with 29% revenue growth, are consistent with Plan and ‘on track’ with full-year guidance. In addition to the financial results in the quarter, we announced several key enablers for continued progress in building a profitable business, including a C$7 million SDTC award and the sub-lease of surplus production space to Daimler.”

First Quarter 2011 Highlights

Growth (compared to Q1 2010, unless otherwise noted)

•	Revenue of $15.3 million, an increase of $3.4 million or 29%. oThis reflects strong growth of 40% in fuel cell products.

•	Fuel cell stack shipments of 498 units, growth of 18%.

•	Twelve-month rolling order book of $36.0 million, an increase of $1 million from the end of 2010.

•	Key sales agreements were also announced during the quarter:

•	Sale of a 1-megawatt CLEARgenTM system to provide power and heat at the Toyota Motor Sales U.S.A., Inc. sales and marketing headquarters campus in Torrance, CA.

•	Sales of power modules to support a combined total of eight buses in Norway and Brazil.

Path to Profitability (compared to Q1 2010, unless otherwise noted)

•	Gross margin of 16%, up from 15%.

•	Cash operating costs[2] of $10.7 million, an improvement of 7% despite a $0.6 million negative foreign exchange impact.

•	Adjusted EBITDA[3] of ($7.4) million, an improvement of $0.3 million or 4% despite the negative foreign exchange impact.

•	Net income (loss) of ($10.2) million, compared with ($6.6) million.

•	The net loss in Q1 2010 reflects a $3.3 million gain on the sale of assets in relation to the land portion of the March 2010 sale and leaseback of Ballard’s corporate headquarter building, which was retroactively recognized on the conversion from Canadian GAAP to IFRS.[1]

•	Cash reserves of $61.7 million, with no bank debt, compared to $74.4 million at the end of 2010.

•	This reflects incremental working capital impacts of an inventory build-up in advance of the anticipated second half shipment growth trajectory and in advance of the planned optimization of activities across the company’s three manufacturing facilities, in concert with the sub-lease to Daimler.

2011 Business Outlook

As noted in the 2011 Business Outlook provided during the company’s February 2nd conference call, Ballard expects approximately 65% of 2011 revenue in the second half of the year. This trajectory, together with a shift in product shipment mix, is expected to improve gross margin towards a 30-35% target. As well, the SDTC award and the Daimler sub-lease announced in the quarter will drive operating expense savings, which is also expected to contribute to improvement of EBITDA in the second half of this year.

Ballard reconfirms its guidance for the full-year:

•	Revenue growth in excess of 30%; and

•	Adjusted EBITDA[1] improvement in excess of 40%.

First Quarter 2011 Results

(Millions of U.S. dollars)	Three months ended March 31
	2011	2010	% Improvement
GROWTH
Revenue:
Fuel Cell Products	$6.9	$5.0	40%
Contract Automotive	3.2	1.6	98%
Material Products	5.2	5.3	-2%

Total Revenue	$15.3	$11.9	29%

Fuel Cell Stack Shipments* (units)	498	422	18%

12-Month Rolling Order Book**	$36.0	$35.0

PROFITABILITY

Gross Margin	16%	15%

Cash Operating Costs[2]	$10.7	$11.5	7%

Adjusted EBITDA[3]	($7.4)	($7.8)	4%

Net Income (Loss)	($10.2)	($6.6)	-56%

LIQUIDITY

Cash Reserves**	$61.7	$74.4

• Total fuel cell stack shipments include backup power, distributed generation,

material handling, bus and automotive applications

• Comparison is to December 31, 2010

For a more detailed discussion of Ballard Power Systems’ first quarter 2011 results, please see the company’s financial statements and management’s discussion & analysis, which are available at www.ballard.com, www.sedar.com and www.sec.gov/edgar.shtml, as well as the company’s “Q1 2011 Update” presentation material, available at www.ballard.com.

Conference Call
Ballard will hold a conference call on Tuesday, May 3, 2011 at 8:00 a.m. PST (11:00 a.m. EST) to review first quarter 2011 results. The live call can be accessed by dialing +1.604.638.5340. Alternatively, a live audio webcast can be accessed through a link on Ballard’s homepage (www.ballard.com). Following the call, the audio webcast will be archived in the Investor Events & Conference Calls section of Ballard’s website.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements, including estimated revenue, gross margin, operating costs, cost savings, product development funding and Adjusted EBITDA; which are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this release and may not be appropriate for other purposes. These forward-looking statements are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such assumptions relate to
Ballard’s financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand, and include matters such as generating new sales, producing, delivering and selling the expected number of units, and controlling its costs. These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including, without limitation, the condition of the global economy, the rate of mass adoption of its products, product development delays, changing environmental regulations, its ability to attract and retain business partners and customers, its access to funding, increased competition, its ability to protect its intellectual property, changes in its customers’ requirements, foreign exchange impacts on its net monetary assets and its ability to provide the capital required for product development, operations and marketing. For a detailed discussion of these risk factors and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information
Public Relations: Guy McAree, +1.604.412.7919, media@ballard.com
Investor Relations: Lori Rozali, +1.604.412.3195, investors@ballard.com

Endnotes:
1 Effective January 1, 2011 Canadian publicly listed entities are required to prepare their financial statements in accordance with IFRS. Due to the requirement to present comparative financial information, the effective transition date is January 1, 2010. The three months ended March 31, 2011 is Ballard’s first reporting period under IFRS. Please refer to Ballard’s Management Discussion & Analysis for a summary of the full impacts as a result of the conversion from former Canadian GAAP to IFRS.
2 Cash Operating Costs measures operating expenses excluding stock-based compensation expense, depreciation and amortization, restructuring charges and acquisition costs.
3 EBITDA measures net loss attributable to Ballard Power Systems Inc. excluding interest expense, income taxes expense or recovery, depreciation of property, plant and equipment, amortization of intangible assets and goodwill impairment charges. Adjusted EBITDA adjusts EBITDA for stock-based compensation, transactional gains and losses, investment and other income and acquisition costs.

Note that EBITDA, Adjusted EBITDA and Cash Operating Costs are non-GAAP measures used to assist in assessing Ballard’s financial performance and liquidity. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Ballard believes that EBITDA, Adjusted EBITDA and Cash Operating Costs assist investors in assessing actual and future performance. For a reconciliation of EBITDA and Adjusted EBITDA to the Consolidated Financial Statements, please refer to Ballard’s Management’s Discussion & Analysis.